FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of August, 2003

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                     10 Zarhin Street, Ra'anana 4300, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A




                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is attached hereto and incorporated by reference herein:

1. Press Release: "Retalix Ltd. Announces Second Quarter 2003 Results", Dated August 5, 2003.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Retalix Limited
                                  (Registrant)
Date: August 5, 2003                                 /s/ Guy Geri
                                                     ------------
                                                     By: Guy Geri, Controller



                                  EXHIBIT INDEX



Exhibit Number          Description of Exhibit

10.1 Press Release: "Retalix Ltd. Announces Second Quarter 2003 Results", Dated August 5, 2003





                                  EXHIBIT 10.1

Contact Information:

CCG                                              Retalix Ltd.
15300 Ventura Boulevard, Suite 303               Barry Shaked, CEO
Sherman Oaks, CA  91403                          Danny Moshaioff, CFO
(818) 789-0100                                   Retalix Ltd.
Crocker Coulson, Partner                         (011) 972-9-776-6677
crocker.coulson@ccgir.com
-------------------------

FOR IMMEDIATE RELEASE


               Retalix Ltd. Announces Second Quarter 2003 Results
            o Second quarter revenues increase 24.8% to $21.5 million


Ra'anana, Israel, August 5, 2003 - Retalix Ltd., (Nasdaq: RTLX), a leading provider of integrated enterprise-wide software solutions for the retail food industry worldwide, today announced its operating results for the second quarter ended June 30, 2003.

Net revenues for the quarter ended June 30, 2003 were $21.5 million, an increase of 24.8% from $17.3 million in the second quarter of 2002 and an increase of 4.3% from $20.7 million in the first quarter of 2003. Operating income rose 7.3% and 30.5% to $1.9 million, as compared to $1.8 million in the second quarter of 2002 and $1.5 million in the first quarter of 2003 respectively. The Company reported net income for the quarter of $1.42 million, or $0.11 per diluted share, compared to a net income of $1.37 million, or $0.11 per diluted share, in the second quarter of 2002 and $1.1 million, or $0.09 per diluted share, in the first quarter of 2003.

Net revenues for the six months ended June 30, 2003 were $42.2 million, an increase of 26% from $33.5 million for the comparable period in 2002. The Company reported a net profit in the first six months of $2.5 million, or $0.20 per diluted share as compared to a net income of $2.2 million, or $0.18 per diluted share for the comparable period in 2002.

Business highlights for Q2 2003 include:

o Successful completion of Retalix StoreLine roll-out for J. Sainsbury's plc
o Retalix StoreLine chosen for first Palestinian supermarket chain, Arab Palestinian Shopping Centers plc
o Roll-out for Hannaford Bros. commences - Retalix's first Linux customer
o 200-store Hy-Vee Foods selects Retalix Storeline
o Casey's General Stores roll-out continues with 178 stores installed
o Husky Oil completes rollout of 250 sites
o Partner Orange goes "live" with next generation "thin store" solution
o Retalix Pocket Office (RPO) wins Microsoft RAD Award


"This quarter has seen us make significant gains on an international scale across all of our market-leading software solutions," said Barry Shaked, CEO of Retalix Ltd. "Increasingly, global retail chains are becoming aware of the proven cost and operational benefits that Retalix solutions can deliver. We are continuing to win major accounts across all tiers and against all competition. Our growing penetration is reflected in the strength of our pipeline and is providing us with great confidence that we are on target to meet our stated financial goals for 2003."

Financial highlights

Gross margin in the second quarter was 66.3% of sales, as compared to 74.2% in the second quarter of 2002. The decline in gross margin is attributed to the higher percentage of hardware sales in the sales mix of the Company's StoreNext USA joint venture with Fujitsu as well as a shift in license revenues towards the second half of 2003.

SG&A declined to 37.7% of sales in the quarter, from 40.4% in the second quarter of 2002, reflecting a continuing commitment to tighten controls of overhead expenses. R&D expense for the second quarter was $4.3 million, or 19.8% of sales, as compared to $4.1 million, or 23.6% of sales, in the prior year period. Retalix continued to make a significant investment in developing new Web-based applications.

Retalix generated $1.8 million in cash from operations in the second quarter of 2003, and $1.6 million in free cash flow, defined as cash flow from operations net of capital expenditures. The Company's financial condition remains strong, with liquid financial resources (cash and equivalents, deposits and marketable securities) of $36.6 million, $3.9 million in long-term bank debt and shareholders' equity of $61.5 million.

 New Contract Wins

"We are continuing to make steady gains in US market penetration, and the territory continues to expand its contribution to our bottom line. North America now accounts for almost 70% of our revenues and we continue to grow our market share in both the grocery and convenience/fuel sectors," continued Shaked.

"Last week we announced that Hy-Vee Inc. has selected StoreLine POS and Fuel on the Microsoft Windows platform as their next-generation retail platform for more than 200 grocery stores in the Midwest, with installation due to begin in August 2003. Several software vendors competed for this account but it was StoreLine's integrated multi-channel capabilities - grocery, fuel and others - that proved to be the decisive factor for Hy-Vee.

"The roll-out of our Linux-based StoreLine POS solutions for Hannaford Bros, part of Delhaize America, began in July. We have continued to refine the integration of our solutions with the Linux operating system enhancing robustness and stability, a key consideration for top-tier chains with high volumes of traffic.

In addition, we have a number of other major Grocery trials that are reaching advanced stages of evaluation and contract negotiation and I look forward to reporting on further good news later in the year.

"In the C-Store sector, we recently announced the milestone completion of the 100th store installation of our Retalix StorePoint suite of applications for Casey's General Sores and have since installed 78 additional sites. In addition, Casey's has recently confirmed an order for an additional 250 stores and an order for our in-store mobile application Retalix Pocket Office. We continue to strengthen our relationship with existing C-Store clients by offering consulting services aimed at streamlining key operational procedures.

"On the international front, we are continuing to explore opportunities to partner and co-operate with leading hardware vendors in a number of territories, particularly in the Asia/Pacific region. Our growing list of alliances, including those with distributors, hardware providers and systems integrators, is an important part of our overall growth strategy, as these relationships enable us to focus on enhancing and broadening our core products and solutions while leveraging our partners' strengths in particular global market sectors.

"In the second quarter, we completed the successful roll-out for J Sainsbury plc of our StoreLine solution across the UK as part of the group's front-of-store replacement program. Sainsbury's is the second largest retailer in Britain and our in-depth knowledge of the UK marketplace was of enormous benefit to us in being able to understand and respond to the Group's particular business challenges. Sainsbury's has gone on record that they are already experiencing considerable operational benefits from our advanced solutions.

"One announcement that gave me great pleasure this quarter was our agreement with Arab Palestinian Shopping Centers P.L.C. to install Retalix StoreLine in the very first Palestinian supermarket on the West Bank. The Group is aiming to establish five modern shopping centers in major Palestinian cities and by doing so will in effect create the first Palestinian supermarket chain. This particular partnership has a special resonance for us and we hope that in helping to expand Palestinian-Israeli business cooperation, we can in some way contribute to both stability and economic growth within the region".

Technology Leadership

During the quarter, Retalix continued to add functionality to its ReMA platform, which provides food retailers with a browser-based architecture that supports e-business processes from the point of sale to advanced head office applications and collaborative supply chain management. StoreNext Israel is continuing to add new independent retailers to its ASP-based Loyalty system. Currently, 24 independent retailers have joined StoreNext's loyalty service. In addition, StoreNext is in the process of launching its ASP-based promotions via the ReMA Promotions module to the independent retailers. A new version of ReMA that offers enhanced reporting and electronic journal capabilities is slated to go live at StoreNext US in August.

The company continues to experience strong interest from a number of major Tier 1 retailers in its Retalix Pocket Office advanced hand-held mobile applications. This award-winning technology is designed to help clients boost their back office operations productivity through easy-to-use workflow-based mobile applications. Retalix Pocket Office was the winner of the Microsoft RAD Award in the category of Retail Headquarter Applications.

During the second quarter the Company launched with the retail stores of Orange Partner, a leading mobile operator in Israel, the first installation of its next generation "thin-store" solution. The solution includes a "thin-POS" and "thin-office" where all application logic runs on the central server, requiring minimum hardware at the store level. This solution significantly decreases the cost of ownership of retail solutions.

The Company remains confident with its expectations for 2003 annual growth exceeding 20% in both top and bottom lines.
-----------------------------------------------------------------------------

The Company will be holding a conference call to discuss results for the second quarter of FY 2003 on Tuesday, August 5, 2003 at 10:30 AM EDT (7:30 AM PDT and 17:30 Israeli Time). Participating in the call will be Retalix, Ltd. CEO Barry Shaked, CFO Danny Moshaioff and Jeff Yelton, CEO of Retalix USA.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. Recently, the Company expanded its product line by offering its head and back-office applications via the Internet to small chains and single store food retailers. With installations in more than 20,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and through its U.S. subsidiary, Retalix USA, Inc., and its various other subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web site at www.retalix.com.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food retailers and suppliers, the conversion of sales leads into customers and the ramp-up of ASP users, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2002, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


                          (Financial Statements Follow)



                                  RETALIX LTD.
                            (An Israeli Corporation)
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003
                                                                 Six months ended         Three months ended             Year ended
                                                                      June 30                  June 30                  December 31,

                                                               2003           2002           2003          2002             2002
                                                                    (Unaudited)                  (Unaudited)               (Audited)

                                                                           U.S. $ in thousands (except per share data





REVENUES:
    Product sales                                               26,083         19,500          13,439        10,144          47,280

    Services and projects                                       16,105         13,983           8,098         7,108          29,173
                                                               -------        -------         -------       -------         -------
           T o t a l  revenues                                  42,188         33,483          21,537        17,252          76,453
                                                               -------        -------         -------       -------         -------
COST OF REVENUES:
    Cost of product sales                                        8,171          4,061           4,150         2,063          11,970
    Cost of services and projects                                6,053          4,701           3,105         2,381          10,202
                                                               -------        -------         -------       -------         -------
           T o t a l  cost of revenues                          14,224          8,762           7,255         4,444          22,172
                                                               -------        -------         -------       -------         -------
GROSS PROFIT                                                    27,964         24,721          14,282        12,808          54,281
                                                               -------        -------         -------       -------         -------
RESEARCH AND DEVELOPMENT
    EXPENSES - net                                               8,480          8,045           4,259         4,079          17,036
SELLING AND MARKETING EXPENSES                                   9,945          8,198           5,015         4,140          18,111
GENERAL AND ADMINISTRATIVE EXPENSES                              6,191          5,445           3,111         2,821          12,516
OTHER GENERAL (INCOME) EXPENSES, net                                 4            (16)              4             4          (1,043)
                                                               -------        -------         -------       -------         -------
           T o t a l  operating expenses                        24,620         21,672          12,389        11,044          46,620
                                                               -------        -------         -------       -------         -------
OPERATING INCOME                                                 3,344          3,049           1,893         1,764           7,661
FINANCIAL INCOME  (EXPENSES) - net                                   5           (274)            (41)          (36)          (499)
                                                               -------        -------         -------       -------         -------
INCOME BEFORE TAXES ON INCOME                                    3,349          2,775           1,852         1,728           7,162
TAXES ON INCOME                                                    928            806             456           413           2,103
                                                               -------        -------         -------       -------         -------
INCOME                                                           2,421          1,969           1,396         1,315           5,059
SHARE IN LOSSES OF AN ASSOCIATED
         COMPANY                                                    33                             33
MINORITY INTERESTS IN LOSSES
    OF SUBSIDIARIES                                                157            221              53            56             574
                                                               -------        -------         -------       -------         -------
NET INCOME FOR THE PERIOD                                        2,545          2,190           1,416         1,371           5,633
                                                               =======        =======         =======       =======         =======
EARNINGS PER SHARE:
    Basic                                                         0.21           0.19            0.12          0.12            0.47
                                                               =======        =======         =======       =======         =======
    Diluted                                                       0.20           0.18            0.11          0.11            0.45
                                                               =======        =======         =======       =======         =======



                                  RETALIX LTD.
                            (An Israeli Corporation)
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                AT JUNE 30, 2003

                                                                                   June 30              December 31,
                                                                              2003          2002            2002
                                                                                 (Unaudited)              (Audited)
                                                                                       U.S. $ in thousands
                              A s s e t s
CURRENT ASSETS:

    Cash and cash equivalents                                                  28,053        25,539        28,410
    Short-term bank deposits                                                        7           223             7
    Marketable securities                                                       5,328           445         3,044
    Accounts receivable:
       Trade                                                                   15,671       *15,811       *16,697
       Other                                                                    2,146         3,457         1,364
    Inventories                                                                 1,201         1,542         1,863
    Deferred income taxes                                                       1,868                         681
                                                                              -------       -------       -------
           T o t a l  current assets                                           54,274        47,017        52,066
                                                                              -------       -------       -------
NON-CURRENT ASSETS:
    Deferred income taxes                                                       1,379           654           649
     Marketable securities- bonds                                               3,223         2,874         2,568
    Long-term bank deposit                                                                       25
    Long-term loans to employees                                                  632           526           508
    Amounts funded in respect of employee rights
       upon retirement                                                          3,697         2,753         3,132
    Investment in an associated company                                           115
    Other                                                                       1,287           257           383
                                                                              -------       -------       -------
                                                                               10,333         7,089         7,240
                                                                              -------       -------       -------
PROPERTY, PLANT AND EQUIPMENT, net                                             10,686        11,637        11,386
                                                                              -------       -------       -------
GOODWILL                                                                       16,945        16,891        16,856
                                                                              -------       -------       -------
OTHER ASSETS, net of accumulated amortization                                   3,098         3,494         3,288
                                                                              -------       -------       -------
                                                                               95,336        86,128        90,836
                                                                              =======       =======       =======



                                                                                         June 30              December 31,
                                                                                   2003          2002             2002
                                                                                       (Unaudited)              (Audited)
                                                                                            U.S. $ in thousands
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                          1,888             5               121
    Current maturities of long-term loans from banks                                7,017         5,793            10,003
    Accounts payable and accruals:
       Trade                                                                        4,902         2,050             5,447
       Employees and employee institutions                                          3,158         2,216             2,501
       Other                                                                        5,017         1,869             3,629
    Deferred revenues                                                               1,529        *1,951              *878
                                                                                  -------       -------           -------
           T o t a l  current liabilities                                          23,511        13,884            22,579
                                                                                  -------       -------           -------
LONG-TERM LIABILITIES :
    Long-term loans from banks, net of current maturities                           3,922        13,973             5,789
    Employee rights upon retirement                                                 5,298         3,972             4,471
    Other                                                                                            42
                                                                                  -------       -------           -------
           T o t a l  long-term liabilities                                         9,220        17,987            10,260
                                                                                  -------       -------           -------
           T o t a l  liabilities                                                  32,731        31,871            32,839
                                                                                  -------       -------           -------
MINORITY INTERESTS                                                                  1,062         1,521             1,260
                                                                                  -------       -------           -------
SHAREHOLDERS' EQUITY:
    Share capital                                                                   3,536         3,468             3,483
    Additional paid-in capital                                                     33,452        30,709            31,252
    Differences from translation of financial statements adjusted on
      basis of foreign currency of associated company                                   8
    Retained earnings                                                              24,547        18,559            22,002
                                                                                  -------       -------           -------
           T o t a l  shareholders' equity                                         61,543        52,736            56,737
                                                                                  -------       -------           -------
                                                                                   95,336        86,128            90,836
                                                                                  =======       =======           =======





                                 * Reclassified.




                                                                                                    (Continued) - 1

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003

                                                               Six months ended           Three months ended          Year ended
                                                                    June 30                    June 30               December 31,
                                                               2003        2002          2003           2002             2002
                                                                  (Unaudited)                (Unaudited)               (Audited)
                                                                                      U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:

    Net income                                                   2,545       2,190         1,416         1,371           5,633
       Adjustments required to reconcile net income
        to net cash provided by or used in
       operating activities:
       Minority interests in losses of subsidiaries               (150)       (221)          (46)          (56)           (574)
       Depreciation and amortization                             1,211       1,466           576           750           2,832
       Capital gain from disposal of dealership activity                                                                (1,079)
       Compensation expenses resulting from
           options granted to employees of
           a subsidiary                                            (53)         55                          24              47
       Changes in accrued liability for employee rights
                   upon retirement                                 827          87           609            54             586
       Loss (gains) on amounts funded in respect of
                   employee rights upon retirement                (356)        110          (311)           50             121
       Net decrease (increase) in marketable securities            (25)        432            (2)          432             429
       Deferred income taxes - net                              (1,917)        (80)       (1,880)          (90)           (760)
       Amortization of premium (discount) on
           securities                                              (85)        104           (59)          (61)             69
       Other                                                       238        (189)          250           (72)            (60)
       Changes in operating asset and
           Liability items:
           Decrease (increase) in accounts receivable:
              Trade                                                 59      *1,119           144        *3,595            *320
              Other                                               (755)        390            23        (1,469)          2,246
           Decrease (increase) in accounts payable and accruals:
              Trade                                               (545)       (772)       (1,286)         (619)          2,625
              Employees, employee institutions and
                  other                                          2,106         (84)        1,840           953           1,901
           Decrease (increase) in inventories                      662         280           408           261             (41)
           Increase (decrease) in deferred revenues                651     *(3,172)          129       *(3,027)        *(4,245)
                                                               -------     -------       -------       -------         -------
    Net cash provided by operating activities                    4,413       1,715         1,811         2,096          10,050
                                                               =======     =======       =======       =======         =======




                                 * Reclassified.




                                                                                                    (Continued) - 2

                                  RETALIX LTD.
                            (An Israeli Corporation)
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2003

                                                              Six months ended             Three months ended          Year ended
                                                                   June 30                      June 30               December 31,
                                                              2003          2002          2003           2002             2002
                                                                 (Unaudited)                  (Unaudited)               (Audited)
                                                                                     U.S. $ in thousands
Net cash provided by operating activities -
    brought forward                                              4,413           1,715       1,811         2,096            10,050
                                                             ---------       ---------   ---------     ---------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:

    Purchase of property, equipment and other assets              (381)           (798)       (215)         (333)           (1,729)
    Proceeds from disposal of an investment in
       long-term deposit                                                           177                        15               200
    Investment in  marketable securities                        (3,827)         (2,071)     (3,277)         (166)           (4,326)
    Maturity of marketable securities                              998                         798
    Short-term bank deposits - net                                              16,174                        13            16,390
    Amounts funded in respect of employee rights upon
       retirement, net                                            (209)           (276)       (184)         (139)             (666)
    Proceeds from sale of dealership activity and from
        disposal of property and equipment                          57             112          34            38             1,264
    Collection of long-term loans to employees                      28              10          13             2                99
    Long-term loans to employees                                    (6)           (156)                     (146)             (158)
                                                             ---------       ---------   ---------     ---------          --------
    Net cash provided by (used in) investing activities         (3,340)         13,172      (2,831)         (716)           11,074
                                                             ---------       ---------   ---------     ---------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Long-term loan received from a bank                                          2,922                     2,922             2,922
    Short-term bank credit - net                                 1,767            (961)      1,679          (825)             (845)
    Repayment of long-term loans from a bank                    (5,172)         (1,929)     (4,295)         (971)           (6,006)
    Minority investment in shares of a subsidiary                                                                               37
    Issuance of share capital to employees                       1,975           1,420       1,975         1,215             1,978
                                                             ---------       ---------   ---------     ---------          --------
    Net cash provided by (used in) financing activities         (1,430)          1,452        (641)        2,341            (1,914)
                                                             ---------       ---------   ---------     ---------          --------
INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS                                          (357)         16,339      (1,661)        3,721            19,210
BALANCE OF CASH AND CASH EQUIVALENTS
    AT BEGINNING OF PERIOD                                      28,410           9,200      29,714        21,818             9,200
                                                             ---------       ---------   ---------     ---------          --------
BALANCE OF CASH AND CASH EQUIVALENTS
    AT END OF PERIOD                                            28,053          25,539      28,053        25,539            28,410
                                                             =========       =========   =========     =========          ========



Supplementary information on investing activities not involving cash flows:

1) In 2003 and 2002 the Company acquired shares from minority shareholders of a subsidiary in consideration of issuance of share capital of the Company at a total value of approximately $ 138,000 and $ 66,000, respectively.

2) During the three month period ended March 31, 2003 the Company recorded $ 79,000 as capital surplus resulting from issuance of share capital of an associated company to a third party.


                                      # # #